冠軍科技集團
CHAMPION TECHNOLOGY

04 MAR 30 AM 7:21

29 March 2004

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

By fax & by mail

04010964

SUPPL

Re: Champion's File#82-3442

The enclosed announcements of Champion Technology Holdings Limited, whose shares were traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

Fr Shirley Ha

c.c. Emi Mak, Citibank, N.A. (By e-mail only)

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

Encl.

dw 3/30

CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, No. 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 圖文傳真 (852) 2558 3333

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

2003/2004 INTERIM RESULTS ANNOUNCEMENT

HALF YEAR HIGHLIGHTS *(Six months ended 31 December 2003)*

- Net profit of HK$148 million, up 39%
- Net cash position with low gearing
- Interim dividend of HK1.6 cents per share

SUMMARY OF GROUP RESULTS

The unaudited condensed consolidated interim results of Champion Technology Holdings Limited (the "Company") and its subsidiaries (together the "Group") for the six months ended 31 December 2003 (the "Interim Accounts") together with comparative figures for the corresponding period last year are as follows:

	NOTES	Six months ended 31 December 2003 *HK$'000* (Unaudited)	2002 *HK$'000* (Unaudited)
Turnover	3	973,683	937,230
Direct operating expenses		(551,165)	(468,909)
Gross profit		422,518	468,321
Other operating income		10,616	8,776
Distribution costs		(50,941)	(25,883)
General and administrative expenses		(78,138)	(69,156)
Depreciation and amortisation	4	(117,208)	(241,400)
Research and development		(3,478)	(4,504)
Profit from operations		183,369	136,154
Gain on disposal of subsidiaries		50	–
Finance costs		(11,189)	(14,279)
Profit before taxation		172,230	121,875
Taxation	5	(468)	(754)
Profit before minority interests		171,762	121,121
Minority interests		(23,787)	(14,468)
Net profit for the period		147,975	106,653
Dividends		15,456	10,089
Earnings per share	6		
– Basic		20.2 cents	18.5 cents
– Diluted		19.3 cents	16.8 cents

Notes:

1. **Basis of preparation**

The unaudited condensed financial statements have been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

2. **Principal accounting policies**

The unaudited condensed financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the preparation of the audited financial statements of the Group for the year ended 30 June 2003, except that the Group has adopted, for the first time in the current period, SSAP No. 12 (Revised) "Income taxes" ("SSAP 12 (Revised)") issued by the HKSA.

The principal effect of the adoption of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method under which a liability was recognized in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognized in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The adoption of this standard has had no significant effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3. **Turnover and segment information**

For management purposes, the Group is currently organised into five main operating business – sales of general systems products, provision of services and software licensing, leasing of systems products and investments in telecommunications networks and e-commerce projects. These businesses are the basis on which the Group reports its primary segment information.

Six months ended 31 December 2003	Sales of general systems products *HK$'000* (Unaudited)	Provision of services and software licensing *HK$'000* (Unaudited)	Leasing of systems products *HK$'000* (Unaudited)	Investments in telecommunications networks and projects *HK$'000* (Unaudited)	Investments in e-commerce projects *HK$'000* (Unaudited)	Consolidated *HK$'000* (Unaudited)
TURNOVER						
External and total revenue	637,987	267,231	8,522	43,218	16,725	973,683
RESULTS						
Segment result	37,485	95,783	6,329	26,390	16,191	182,178
Interest income						6,628
Unallocated corporate expenses						(5,437)
Profit from operations						183,369
Gain on disposal of subsidiaries						50
Finance costs						(11,189)
Profit before taxation						172,230
Taxation						(468)
Profit before minority interests						171,762
Minority interests						(23,787)
Net profit for the period						147,975

Six months ended 31 December 2002	Sales of general systems products HK$'000 (Unaudited)	Provision of services and software licensing HK$'000 (Unaudited)	Leasing of systems products HK$'000 (Unaudited)	Investments in telecommunications networks and projects HK$'000 (Unaudited)	Investments in e-commerce projects HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited)
TURNOVER						
External and total revenue	601,447	223,323	9,321	64,005	39,134	937,230
RESULTS						
Segment result	63,197	91,145	(1,028)	26,496	(43,148)	136,662
Interest income						5,931
Unallocated corporate expenses						(6,439)
Profit from operations						136,154
Finance costs						(14,279)
Profit before taxation						121,875
Taxation						(754)
Profit before minority interests						121,121
Minority interests						(14,468)
Net profit for the period						106,653

4. Depreciation and Amortisation

	Six months ended 31 December 2003 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)
Amortisation of investments in e-commerce projects	–	82,177
Amortisation of investments in telecommunications projects	–	54,408
Amortisation of systems and networks	**100,258**	64,429
Depreciation on:		
Owned assets	**16,652**	39,577
Assets under finance leases	**298**	809
	117,208	241,400

5. Taxation

The charge comprises:	Six months ended 31 December 2003 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)
Hong Kong Profits Tax	**380**	687
Taxation in other jurisdictions	**88**	67
	468	754

Hong Kong Profits Tax is calculated at 17.5% (2002: 17.5%) on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax.

6. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 31 December	
	2003 *HK$'000* (Unaudited)	2002 *HK$'000* (Unaudited)
Earnings for the purpose of calculating basic earnings per share	147,975	106,653
Effect of dilutive potential ordinary shares:		
Interest on convertible bonds	330	442
Earnings for the purpose of calculating diluted earnings per share	148,305	107,095

	Number of shares (*In '000*) Six months ended 31 December	
	2003	2002
Weighted average number of shares for the purpose of calculating basic earnings per share	731,284	576,853
Effect of dilutive potential ordinary shares		
Convertible bonds	16,422	58,809
Warrants	19,938	–
	36,360	58,809
Weighted average number of shares for the purpose of calculating diluted earnings per share	767,644	635,662
Diluted earnings per share	19.3 cents	16.8 cents

INTERIM DIVIDEND AND SCRIP DIVIDEND SCHEME

The directors have resolved to pay an interim dividend of HK1.6 cents per share for the six months ended 31 December 2003 (2002: HK1.6 cents per share), to be satisfied by way of allotment of new shares in the form of scrip to shareholders whose names appear on the Register of Members of the Company on 19 April 2004. Shareholders entitled to such interim dividend will have the option to receive such dividend (or part thereof) in cash in lieu of such allotment (the "scrip dividend scheme").

The scrip dividend scheme is subject to the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of a listing of and permission to deal in the shares to be issued pursuant thereto. A circular setting out the details of the scrip dividend scheme together with the form of election will be sent to the shareholders of the Company as soon as practicable.

The relevant certificates for the new shares and dividend warrants will be dispatched to those entitled on or before 16 June 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

The global economy has generally recovered from the war in Iraq and SARS in the period under review. Amidst an improved operating environment and a more conducive investment sentiment, the Group had reported steady progress in its major business activities.

Financial Results

The Group achieved a turnover of HK$974 million for the six months ended 31 December 2003 (the "Period"), an increase of 3.9 per cent as compared with HK$937 million for the six months ended 31 December 2002 (the "Previous Period").

Profit attributable to shareholders was HK$148 million, an increase of 39 per cent as compared with HK$106.7 million for the Previous Period. Earnings before interest, tax, depreciation and amortisation ("EBITDA") was HK$301 million (2002: HK$378 million). Basic earnings per share for the Period were HK20.2 cents (2002: HK18.5 cents).

The overall improved performance during the Period reflected strong recurrent demand for the Group's products. Some customer orders which were deferred in the midst of SARS were resumed during the period. As a result of the Group's continued investment in product development, the Group has made good progress in strengthening its leadership position in providing customized communications solutions for niche markets.

The Group's net profit was helped by lower depreciation and amortisation allowances of HK$117 million (2002: HK$241 million) due to the reorganisation of some of its business activities, and positive contribution from its investments in IT projects.

The Group's finance costs were also lower at HK$11 million (2002: HK$14 million) with the help of an issue of convertible bonds in September 2003, and a private share placement completed in December 2003, proceeds of which have helped to reduce the Group's reliance on borrowing for its working capital requirements.

Review of Operations

China market remained stable, marked by continuing demand for communications equipment and integrated solutions, which was little affected by SARS in the Period. The Group also reported stable business in Europe and other markets, including the U.S.

The Group continued to focus on customized IT solutions, with new business concentrating on software enhanced wireless messaging, radio products and systems, as well as network and Internet access products and solutions for niche market segments. In terms of strategic investment, the Group announced in November 2003 an investment of 15 per cent interest in New Atlantic International Limited ("New Atlantic") for a consideration of HK$175 million which was satisfied by the Company's issue of 100 million shares. New Atlantic focuses on the development of telematics and vehicle safety electronics devices pertaining to safe driving. In the areas of Internet and e-commerce, the Group continued to build its customer base and expand its service offerings.

Kantone Holdings Limited (Kantone)

Overall performance of Kantone for the Period was satisfactory. It recorded a turnover of HK$463 million, an increase of 16 per cent over Previous Period. Net profit was HK$55.3 million, representing an improvement of 65 per cent compared with HK$33.6 million of Previous period.

Kantone continued to be the preferred supplier of mission critical communications services for the emergency and rescue service sectors. It also made steady progress in the U.S. market, driven by changes in the local radio regulations, which require both existing and new networks to operate in the new specified narrowband radio spectrum.

DIGITALHONGKONG.COM (Digital HK)

Digital HK remained profitable in the Period. As the general economic environment improves, Digital HK will continue to look for growth opportunities and strive for better performance. With a comfortable net cash position, the company intends to seek new opportunities that allow it to grow from its existing core operations of providing e-commerce enabling solutions.

PROSPECTS

With better global economic prospects and China's continued robust economy, the Directors are confident that the Group will be well-positioned to benefit from further business growth. In order for the Group to be able to seize the exciting and enormous business opportunities, in particular those in China, investment activities in technology projects will continue to be pursued, and strategic alliances and co-operation with industry leaders and international technology partners will be forged.

FINANCIAL POSITION

Liquidity and Financial Resources

The Group's financial position remains strong with a low debt leverage and a net cash position. New money totalling approximately HK$231 million was raised from a convertible bond issue and a share placement. As at 31 December 2003, the Group had HK$814 million made up of deposits, bank balances and cash. The gearing ratio at the period-end was 0.11 (30 June 2003: 0.17), which calculation was based on the Group's total borrowings of HK$428 million (30 June 2003: HK$556 million) and shareholders' funds of HK$3,804 million (30 June 2003: HK$3,211 million).

The reduced level of borrowing was the result of the Group's equity financing undertaken during the Period. The new funds helped the Group to reduce its reliance on borrowing to meet its working capital requirements.

Total borrowings comprise bank borrowings of HK$333 million (30 June 2003: HK$490 million); other borrowings, which represent block discounting loans, of HK$20 million (30 June 2003: HK$22 million); obligations under finance leases of HK$1 million (30 June 2003: HK$1 million); and convertible bonds of HK$74 million (30 June 2003: HK$43 million). Finance costs for the Period amounted to HK$11 million (Previous Period: HK$14 million).

As at 31 December 2003, certain land and buildings of the Group with a net book value of HK$10 million (30 June 2003: HK$10 million) were pledged to a bank as security for banking facilities granted to a subsidiary of the Group.

The Group does not engage in interest rate or foreign exchange speculative activities. It is the Group's policy to manage foreign exchange risk through matching foreign exchange income with expense, and where exposure to foreign exchange is anticipated, appropriate hedging instrument will be used.

Share Capital and Shareholders' Funds

Issued share capital of the Company has increased to 966,007,634 shares as at 31 December 2003, and shareholders' funds of the Group amounting to HK$3,804 million.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 13 April 2004 to 19 April 2004, both days inclusive, during which period no transfer of shares of the Company will be registered. In order to qualify for the above interim dividend and the scrip dividend scheme, all transfers, accompanied by the relevant share certificates, and in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription monies, must be lodged with the Company's Hong Kong Share Registrars, Secretaries Limited, Ground Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on 8 April 2004.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim financial report.

PUBLICATION OF DETAILED INTERIM RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 23 March 2004

"Please also refer to the published version of this announcement in The Standard".

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

(the "Company")

ANNOUNCEMENT

The board of directors of the Company announces that Ms Jennifer Cheung Mei Ha resigned as an independent non-executive director of the Company on 23 March 2004.

By order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 23 March 2004